STUDIO LEGALE

GILIBERTI PAPPALETTERA TRISCORNIA
E ASSOCIATI
VIA VISCONTI DI MODRONE 21 - 20122 MILANO - TEL. 02 76 00 15 85 - FAX 02 78 08 58 - 02 76 02 85 12
CODICE FISCALE E PARTITA IVA 13159210155

Milan, March 10 2008

[redacted]

08001205

Securities and Exchange Commission

Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED 2008 MAR 13 A 10:

Cassa Di Risparmio Di Firenze

**Subject: Banca CR Firenze S.p.A. – File Number 82-5126**

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen,

pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Banca CR Firenze S.p.A. (the "**Company**"), enclosed please find one copy of each of the following documents:

1. an updated version of the articles of association dated January 17, 2008;

2. an English version of the press release dated January 8, 2008 regarding an updated account of the Company's shares subject to the shareholders' agreements;

3. an English version of the press release dated January 21, 2008 regarding the modification of the share capital following the exercise of certain rights under the stock option plan in force;

4. an English version of the press release dated January 29, 2008 regarding the swap by Ente Cassa di Risparmio di Firenze of Company's shares with shares of Intesa SanPaolo S.p.A.;

5. an English version of the press release dated January 30, 2008 regarding the company events calendar for 2008;

dw 3/13

6. an Italian version of the press release dated January 30, 2008 regarding the increase to the Company's ratings assigned by Fitch and Moody's;

7. an English version of the press release dated February 8, 2008 regarding an updating of the shareholders' agreements related to the Company;

8. internal dealing communication dated February 14, 2008;

9. an English version of the press release dated February 19, 2008 regarding the modification of the share capital following the exercise of certain rights under the stock option plan in force;

10. an English version of the press release dated February 25, 2008 regarding the approval by the board of directors of the mandatory tender offer submitted by Intesa SanPaolo S.p.A.;

11. an English version of the press release dated February 26, 2008 regarding the updated company events calendar for 2008;

12. an English version of the press release dated March 3, 2008 regarding the board of directors' meeting approving the draft Company results and the consolidated financial statements for 2007;

13. an English version of the press release dated March 3, 2008 regarding the appointment of the chief executive officer and the general manager of the Company;

14. an English version of the press release dated March 3, 2008 regarding the modification of the share capital following the exercise of certain rights under the stock option plan in force.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Avv. Alessandra Guercia

# SEC EDGAR Filing Information

## Form SUPPL -- Voluntary Supplemental Material by Foreign Issuers [Section 11(a)]

Filing Date Changed: **2008-01-09**
Effectiveness Date: **2008-01-09**
Documents: **1**

SEC Accession No.
**9999999997-08-001490**
Filing date: **2008-01-09**
Accepted: **2008-01-09 13:20:45**

### Table of submitted documents:

| Seq | Type | Document | Size | Description |
|---|---|---|---|---|
| 1 | SUPPL | 9999999997-08-001490.paper | 292 | AUTO-GENERATED PAPER DOCUMENT |
| | | 9999999997-08-001490.txt | 1544 | **Complete submission text file** |

### Filer Information:

**CASSA DI RISPARMIO DI FIRENZE SPA** (Filer) **(0001133687)**
IRS No.: **000000000** | State of Incorp.: **L6** | Fiscal Year End:
Type: **SUPPL** | Act: **98** | File No.: **082-05126** | Film No.: **08000112**

| Business Address | Mailing Address |
|---|---|
| VIA BUFALINI 4/6 | VIA BUFALINI |
| FLORENCE L6 00000 | FLORENCE L6 999999999 |

**BANCA CR FIRENZE**

RECEIVED

2008 MAR 13 A 10:3?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Notice given pursuant to Article 131 of CONSOB Issuer Regulations)

**Shareholders' Agreements relative to Cassa di Risparmio di Firenze S.p.A.**

The signatories of the shareholders' agreements relative to Cassa di Risparmio di Firenze S.p.A., pursuant to the regulations quoted in the heading, hereby release an updated account of the syndicated shares. Slight variations to the previous account, which had been released in conformity with current regulations, occurred and were ascribable to the newly-issued Cassa di Risparmio di Firenze shares which implemented, in part, the share capital increase reserved exclusively to the beneficiaries of the bank's own stock option plan.

The shareholders' agreement signed on 12 April 2006 by Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia - an extract of which was published in the daily "Il Sole-24 Ore" on 22 April 2006, accounted for the following number of shares:

| Shareholders | Number of shares | Percentage over the total share capital | Percentage of shares over the total number of shares contributed to the shareholders' agreement |
|---|---|---|---|
| Ente Cassa di Risparmio di Firenze | 248,617,420 | 30.000% | 79.809% |
| Fondazione Cassa di Risparmio della Spezia | 32,398,176 | 3.909% | 10.400% |
| Fondazione Cassa di Risparmio di Pistoia e Pescia | 30,500,776 | 3.680% | 9.791% |
| **Total** | **311,516,372** | **37.590%** | **100.000%** |

Hereunder is a table summarizing the overall shareholders' agreement signed on 26 July 2007 by Ente Cassa di Risparmio di Firenze, Intesa Sanpaolo S.p.A., Fondazione Cassa di Risparmio della Spezia, Fondazione Cassa di Risparmio di Pistoia e Pescia and So.Fi.Ba.R. S.p.A. – an extract of which was published in the August 4th, 2007 edition of the newspapers *Il Sole 24 Ore, Milano Finanza* and *Finanza e Mercati*:

| Shareholders | Number of shares | Percentage over the total share capital | Percentage of shares over the total number of shares contributed to the shareholders' agreement |
|---|---|---|---|
| Ente Cassa di Risparmio di Firenze | 347,453,965 | 41.926% | 60.609% |
| Intesa Sanpaolo S.p.A. | 153,898,664 | 18.571% | 26.846% |
| Fondazione Cassa di Risparmio della Spezia | 32,398,176 | 3.909% | 5.652% |
| Fondazione Cassa di Risparmio Pistoia e Pescia | 30,500,776 | 3.680% | 5.321% |
| So.Fi.Ba.R. S.p.A. | 9,015,000 | 1.088% | 1.573% |
| **Total** | **573,266,581** | **69.174%** | **100.000%** |

On 26 July 2007 three other agreements were signed between separate groups of Cassa di Risparmio di Firenze shareholders.
Hereunder is a table pertaining to the agreement signed between Ente Cassa di Risparmio di Firenze and Intesa Sanpaolo S.p.A. - an extract of which was published in the August 4th, 2007 edition of the newspapers *Il Sole 24 Ore, Milano Finanza* and *Finanza e Mercati*:

| Shareholders | Number of shares | Percentage over the total share capital | Percentage of shares over the total number of shares contributed to the shareholders' agreement |
|---|---|---|---|
| Intesa Sanpaolo S.p.A. | 487,989,633 | 58.884% | 85.884% |
| Ente Cassa di Risparmio di Firenze | 85,276,948 | 10.290% | 14.876% |
| **Total** | **573,266,581** | **69.174%** | **100.000%** |

Hereunder is a table pertaining to the agreement signed between Ente Cassa di Risparmio di Firenze and Fondazione Cassa di Risparmio della Spezia – an extract of which was published in the August 4th, 2007 edition of *Il Sole 24 Ore*:

| Shareholders | Number of shares | Percentage over the total share capital | Percentage of shares over the total number of shares contributed to the shareholders' agreement |
|---|---|---|---|
| Ente Cassa di Risparmio di Firenze | 85,276,948 | 10.290% | 100.000% |
| Fondazione Cassa di Risparmio della Spezia | - | | - |
| **Total** | **85,276,948** | **10.290%** | **100.000%** |

Hereunder is a table pertaining to the agreement signed between Ente Cassa di Risparmio di Firenze and Fondazione Cassa di Risparmio di Pistoia e Pescia – an extract of which was published in the August 4th,2007 edition of *Il Sole 24 Ore*:

| Shareholders | Number of shares | Percentage over the total share capital | Percentage of shares over the total number of shares contributed to the shareholders' agreement |
|---|---|---|---|
| Ente Cassa di Risparmio di Firenze | 85,276,948 | 10.290% | 100.000% |
| Fondazione Cassa di Risparmio di Pistoia e Pescia | - | | - |
| **Total** | **85,276,948** | **10.290%** | **100.000%** |

**BANCA CR FIRENZE**

Press release

# MODIFICATION OF THE SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

On December 24th, 2007, 28,000 new shares have been subscribed and fully paid up.

The new composition of the company share capital is set forth hereunder:

| | PRESENT SHARE CAPITAL | | | PREVIOUS SHARE CAPITAL | | |
|---|---|---|---|---|---|---|
| | ***Euro*** | ***Number of shares*** | ***Face value*** | ***Euro*** | ***Number of shares*** | ***Face value*** |
| Total *of which* | 828,752,733.00 | 828,752,733 | 1.00 | 828,724,733.00 | 828,724,733 | 1.00 |
| Ordinary shares *(full entitlement) Coupon n° 2* | 828,752,733.00 | 828,752,733 | 1.00 | 828,724,733.00 | 828,724,733 | 1.00 |

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on January 21st, 2008.

Florence, January 21st, 2008

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

www.bancacrfirenze.it/investors

BANCA CR FIRENZE

RECEIVED

2008 MAR 13 A 9:27

Press release

On request and on behalf of the shareholder Ente Cassa di Risparmio di Firenze:

**PRESS RELEASE**

On 25 July 2007 the shareholders Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia, Fondazione Cassa di Risparmio della Spezia and So.Fi.Ba.R. S.p.A., had announced the resolution to swap shares of Cassa di Risparmio di Firenze S.p.A. with Intesa Sanpaolo and transfer to them the control of Cassa di Risparmio di Firenze S.p.A.

On 27 July 2007 the signature of the share swap agreement which confirmed the launch of the operation had been announced.

Today, 29 January 2008 the share swap agreement has been executed.

Ente Cassa di Risparmio di Firenze has therefore transferred to Intesa Sanpaolo 262,177,017 shares of Cassa di Risparmio di Firenze S.p.A.

At the same time, Ente Cassa di Risparmio di Firenze acquired the ownership of 313,039,358 Intesa Sanpaolo shares, which summed to the quantity already owned, brings the overall number of shares it owns to 400,287,395, equivalent to 3.38% of the total share capital.

Ente Cassa di Risparmio di Firenze will still continue to own 10.29% of the share capital of Cassa di Risparmio di Firenze S.p.A.

Florence, 29 January 2008

BANCA
CR FIRENZE

Press Release

# 2008 COMPANY EVENTS CALENDAR

In accordance with the Borsa Italiana Spa regulation, listed hereunder are the dates of the company's main events scheduled in 2008.

| Event | Date |
|---|---|
| Board of Directors Meeting<br>Approval of the 2007 Annual Report Draft and 2007 Consolidated Report Draft | 17 March |
| Annual General Meeting - Approval of 2007 Annual Report | 11 April |
| Board of Directors Meeting<br>Approval of the Consolidated Report as at 31 March | 12 May |
| Board of Directors Meeting<br>Approval of the 2008 Consolidated Interim Report | 25 August |
| Board of Directors Meeting<br>Approval of the Consolidated Report as at 30 September 2008 | 3 November |

As in the past, the company will not draft the report for the fourth quarter. Consequently, the Annual Report Draft 2007 and the Consolidated Report Draft 2007 will be released to the public within 30 March 2008.

Florence, 30 January 2008

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

**BANCA CR FIRENZE**

Comunicato Stampa

**COMUNICATO**

## AUMENTO RATING DA PARTE DI FITCH RATINGS E DI MOODY'S

Fitch Ratings e Moody's hanno oggi aumentato i rating assegnati a Cassa di Risparmio di Firenze.

**<u>Fitch</u>**:

- rating per i debiti a lungo termine in aumento ad "A" da "A-;
- rating per i debiti a breve termine in aumento a "F1" da "F2";
- *Support* rating in aumento a "1" da "3".

I rating a lungo e breve termine rimangono in "*Rating Watch Positive*".

Confermato a C l'*Individual* rating.

**<u>Moody's</u>**:

- rating per i debiti a lungo termine in aumento ad "Aa3" da "A1"

Sono confermati il *Bank Financial Strength* rating a "C" ed il rating per i debiti a breve termine a "Prime-1"

L'*Outlook* è stabile per tutti i rating.

I suddetti aumenti, effettuati dalle due Agenzie, riflettono l'avvenuta acquisizione, in data 29 gennaio, del controllo della Banca, da parte di Intesa Sanpaolo.

Firenze, 30 gennaio 2008

Contact: investor.relations@carifirenze.it

BANCA CR FIRENZE

(Notice is given pursant to Article 131 of the CONSOB issuer regulation)

**Shareholders' Agreements relative to Cassa di Risparmio di Firenze S.p.A.**

The signatories of the shareholders' agreements relative to Cassa di Risparmio di Firenze S.p.A., a description of which is posted hereunder, announce that on 29 January 2008 the swap transaction (the terms of which are defined in the share -swap contract and the shareholders' agreement) has been executed, according to the terms set forth in the contract amendment signed by the same parties on 29 January 2008. The contract amendment defined the suspensive conditions and the method with which the execution date would be determined. Intesa Sanpaolo and Ente Cassa di Risparmio di Firenze have communicated the execution of the contract to the market pursuant to Article 114 of the Financial Intermediation Law.

Specifically, the shareholders' agreements are:

➤ the 12 April 2006 agreement signed between Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia, an extract of which was printed in the paper "Il Sole 24 Ore" on 22 April 2006 (hereunder named the "Foundations' Agreement");

➤ the 26 July 2007 agreement signed between Ente Cassa di Risparmio di Firenze, Intesa Sanpaolo S.p.A., Fondazione Cassa di Risparmio della Spezia, Fondazione Cassa di Risparmio di Pistoia e Pescia and So.Fi.Ba.R. S.p.A., an extract of which was printed in the Italian papers "Il Sole 24 Ore", "Milano Finanza" and "Finanza e Mercati" on 4 August 2007 (hereunder named the "Share-Swap Contract and Shareholders' Agreement");

➤ the 26 July 2007 agreement between Ente Cassa di Risparmio di Firenze and Intesa Sanpaolo S.p.A., an extract of which was printed in the papers "Il Sole 24 Ore", "Milano Finanza" and "Finanza e Mercati" on 4 August 2007 (hereunder named the "Post-Swap Contract");

➤ the agreement signed on 26 July 2007 between Ente Cassa di Risparmio di Firenze and, respectively, Fondazione Cassa di Risparmio della Spezia, Fondazione Cassa di Risparmio di Pistoia e Pescia, an extract of which was printed in the paper "Il Sole 24 Ore" on 4 August 2007 (hereunder named the "Foundations' Consultation Commitments").

Following the execution of the share-swap transaction ,effective from 29 January 2008:

- the "Foundations' Agreement" has fully ceased;
- the "Share-Swap Contract and Shareholders' Agreement" has fully ceased, pursuant to Article 122 of the Financial Intermediation Law;
- the "Post-Swap Contract" and the "Foundations' Consultation Commitments" have entered into force.

Hereunder is the status of the syndicated shares with reference to the Post-Swap Contract:

| Shareholder | Number of shares | % of share capital | % of total syndicated shares |
|---|---|---|---|
| Intesa Sanpaolo S.p.A. | 487,989,633 | 58,882% | 85,124% |
| Ente Cassa di Risparmio di Firenze | 85,276,948 | 10,290% | 14,876% |
| **Total** | **573,266,581** | **69,172%** | **100%** |

The number of syndicated shares corresponds to the number of shares currently held by the contract signatories, however, these parties have undertaken to confer to the pact any additional shares they may come to own.

The "Foundations' Consultation Commitments" determine that only the party Ente Cassa di Risparmio di Firenze is to confer Banca CR Firenze shares to the pact. Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia no longer own the Cassa di Risparmio di Firenze shareholding.

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

## 1. PERSONA RILEVANTE DICHIARANTE / DECLARER

### 1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST

| | |
|---|---|
| RAGIONE SOCIALE / CORPORATE NAME | *Ente Cassa di Risparmio di Firenze* |

### 1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

## 2. EMITTENTE QUOTATO / LISTED COMPANY

| | |
|---|---|
| RAGIONE SOCIALE / CORPORATE NAME | *CASSA DI RISPARMIO DI FIRENZE* |

## 3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

### 3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

### 3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST

| | |
|---|---|
| RAGIONE SOCIALE / CORPORATE NAME | *Ente Cassa di Risparmio di Firenze* |

## 4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

| DATA / DATE | TIPO OPERAZ. / TYPE OF TRANSACTION | CODICE ISIN / ISIN CODE | DENOMINAZIONE TITOLO / NAME OF SECURITY | TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT | QUANTITÀ / QUANTITY | PREZZO (in €) / PRICE (in €) | CONTROVAL. (in €) / VALUE (in €) | MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION | NOTE / NOTES |
|---|---|---|---|---|---|---|---|---|---|
| 29/01/2008 | X | IT0004194970 | BANCA CR FIRENZE | AZO | 262,177,017 | 5,7097 | 1,496,952,113.9649 | FMERC | |
| TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €) | | | | | | | 1,496,952,113.9649 | | |

## SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
## SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

| DATA / DATE | TIPO OPER. / TYPE OF TRANSACTION[7] | TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8] | TIPO FACOLTA' / TYPE OF RIGHT[9] | STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT | | AZIONE SOTTOSTANTE / UNDERLYING SECURITY | | INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT | | | INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT | | | DATA SCADENZA / MATURITY | NOTE / NOTES |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | CODICE ISIN / ISIN CODE[10] | DENOMINAZIONE / NAME[11] | CODICE ISIN / ISIN CODE | DENOMINAZIONE / NAME[12] | QUANTITÀ / QUANTITY | PREZZO (in €) / PRICE (in €)[5] | CONTROVALORE (in €) / VALUE (in €) | QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING | PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €) | CONTROVALORE (in €) / VALUE (in €) | | |
| TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €) | | | | | | | | | | | | | 0 | | |
| TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €) | | | | | | | | | | | | | 1,496,952,113.9649 | | |

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincide con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant, in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BANCA CR FIRENZE

Press release

## MODIFICATION OF THE SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

On January 31st, 2008, 20,000 new shares have been subscribed and fully paid up.

The new composition of the company share capital is set forth hereunder:

| | PRESENT SHARE CAPITAL | | | PREVIOUS SHARE CAPITAL | | |
|---|---|---|---|---|---|---|
| | ***Euro*** | ***Number of shares*** | ***Face value*** | ***Euro*** | ***Number of shares*** | ***Face value*** |
| Total *of which* | 828,772,733.00 | 828,772,733 | 1.00 | 828,752,733.00 | 828,752,733 | 1.00 |
| Ordinary shares *(full entitlement) Coupon n° 2* | 828,772,733.00 | 828,772,733 | 1.00 | 828,752,733.00 | 828,752,733 | 1.00 |

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on February 18th, 2008.

Florence, February 19th, 2008

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

www.bancacrfirenze.it/investors

BANCA CR FIRENZE

Comunicato stampa

# THE BOARD OF DIRECTORS APPROVES THE MANDATORY PUBLIC PURCHASE OFFER[1] SUBMITTED BY INTESA SANPAOLO

The Board of Directors of Banca CR Firenze, chaired by Aureliano Benedetti, convened today to examine and resolve, amongst others, on the mandatory public purchase offer submitted by the shareholder Intesa Sanpaolo for 255,569,436 ordinary shares of Banca CR Firenze, equivalent to 30.835% of the fully diluted company share capital.

In evaluating the offer, the Board of Directors has taken into account:

- the announcements dated 25 and 27 July 2007 released by the shareholders Ente Cassa di Risparmio di Firenze and Intesa Sanpaolo;
- the additional announcements released by Intesa Sanpaolo on 29 January 2008 and 1 February 2008;
- the extracts of the Shareholders' Agreements published on 4 August 2007;
- the draft of the Offer Prospectus filed with CONSOB by the Offering Party on 18 February 2008, and
- the fairness opinions relative to the offer price which have been released by the advisors Merrill Lynch International and Lehman Brothers.

The Board of Directors, acknowledged the work carried about by the advisors and the connected fairness opinions, issued its favourable opinion on the transaction deeming the unit price of Euro 6.73 for each Banca CR Firenze ordinary share reserved to the subscribers of the Offer to be a fair one. The Board of Directors, therefore, approves the issuer announcement, pursuant to Article 103, Subsection 3 of the Consolidated Financial Act and to Article 39 of the Issuer Regulation, which will be attached to the Offer Prospectus at the time of publication. The announcement will also be made available for consultation online at the bank's website.

Florence, 25 February 2008

[1] The cash tender offer for the Banca CR Firenze ordinary shares described herein is not being, and will not be, made, directly or indirectly, in or into the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. Intesa Sanpaolo will not be permitted to accept, directly or indirectly, any tenders made, in connection with the Offer, in or from any of the foregoing jurisdictions.
The cash tender offer for the Banca CR Firenze ordinary shares is not being, and will not be, made, directly or indirectly, through the facility of any securities exchange, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce (including, without limitation, by post, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism) of, the United States of America, Canada, Japan, Australia, or any other jurisdiction outside Italy in which any such offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.
The information contained herein does not constitute an offer to acquire securities in the United States of America.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

**BANCA CR FIRENZE**

Press Release

# AMENDED 2008 COMPANY EVENTS CALENDAR

The Board of Directors of Banca CR Firenze which convened yesterday 25 February 2008 has amended some of the dates of the main 2008 company events, after Intesa Sanpaolo's acquisition of a controlling stake of the bank's share capital, with the scope of harmonising them with the new parent company calendar.

The amended dates are highlighted in bold characters, as follows:

| EVENT | DATE |
|---|---|
| **Board of Directors Meeting**<br>**Approval of the 2007 Annual Report Draft and 2007 Consolidated Report Draft** | **3 March** |
| **Annual General Meeting - Approval of 2007 Annual Report** | **10 April** |
| Board of Directors Meeting<br>Approval of the Consolidated Report as at 31 March | 12 May |
| **Board of Directors Meeting**<br>**Approval of the 2008 Consolidated Interim Report** | **26 August** |
| Board of Directors Meeting<br>Approval of the Consolidated Report as at 30 September 2008 | 3 November |

As previously announced, the company has not drafted the report for the fourth quarter 2007 because the Annual Report Draft 2007 and the Consolidated Report Draft 2007 will be released to the public within 30 March 2008.

Florence, 26 February 2008

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

**BANCA CR FIRENZE**



Press release

# BOARD OF DIRECTORS OF BANCA CR FIRENZE

# 3 MARCH 2008 MEETING

## ➢ 2007 financial year results approved

**CONSOLIDATED NET PROFIT: 185 million euro, an increase of 6.9%** over the consolidated net profit for 2006 adjusted for the effects of non-recurring transactions[1]. The consolidated net profit was down by 31.7% including these effects[2]

| | |
|---|---|
| • **Gross total income:** | **1,080 million euro, + 7.6%** (1,004 million in 2006) |
| • **Operating expenses:** | **601 million euro, +1.2%** (594 million in 2006) |
| • **Net operating income:** | **385 million euro, +7.2%** (359 million in 2006) |
| • **Income from current operations before taxes:** | **380 million euro, +21.4%** (313 million in 2006) |
| • **Direct funding:** | **18,572 million euro, +9.2%** (17,009 million in 2006) |
| • **Loans to customers:** | **20,385 million euro, +39.4%** (14,628 million in 2006) |
| • **Shareholders' equity:** | **Euro 1,710 million euro, + 5.5%** (1,621 million in 2006) |
| • **ROE** | **11.9%** (12.8% in 2006, net of non-recurring transactions[1]) |
| • **Cost/Income ratio**[3] | **55.6%** (59.1% in 2006) |
| • **Dividend per share** | **0.13 euro, +30%** compared to 2006 |

## ➢ Change in the Board of Directors

[1] The profit as at 31 December 2006 included non-recurring transactions of 101 million euro gross (98 million net) for the sale of the shareholdings in Sanpaolo IMI and Fondiaria-Sai.

[2] The income statement amounts at 31 December 2007 include the costs and revenues of Centro Leasing Banca, its subsidiaries and Centro Factoring starting from the date of purchase of control (11 July 2007). For the 2007 previous months, the financial results of these companies have been consolidated with the net equity method. The 2007 balance sheet figures, instead, have been included line-by-line. The 2006 comparison data, balance sheet and profit and loss account, are those published, i.e. they were not recalculated to account for the change in the scope of consolidation. However, where necessary, the percentage change obtained by adjusting the results at 31 December 2007 due to said change of scope of consolidation is provided in brackets in order to interpret the results more easily.

[3] Operating expenses / Gross operating profit

The Board of Directors of Banca CR Firenze, chaired by Aureliano Benedetti, today approved the draft company results and the consolidated results for 2007, presented by the General Manager Lino Moscatelli.

The consolidated net profit, net of the effects of the extraordinary transactions completed in 2006[1], rose by 6.9% to reach 185 million euro. As regards revenues, the net interest margin was up (+24.3%) while operating expenses (+1.2%) benefited from the reduction in personnel costs (-3.8%). Current operations results before tax showed an improvement of 21.4%. Following the purchase by Banca CR Firenze of control in Centro Leasing Banca Spa and Centro Factoring Spa in July 2007, they became part of the scope of the consolidation.

The Board of Directors also resolved to propose a **dividend of 0.13 euro** per share to the shareholders' meeting, the first call of which is set for forthcoming 10 April. This is an increase of 30.0% over the 2006 dividend. Total dividend therefore amounts to 107.7 million euro, an increase of 30% over 2006. Payment of the dividend will be made on 29 May 2008, following the **26 May 2008 no. 2 coupon cut-off date.**

Recent developments in the ownership structure of Banca CR Firenze led to changes in the Board of Directors. In addition to the resignations previously tendered by the directors Pio Bussolotto and Matteo Melley, the directors Alessio Colomeiciuc and Riccardo Varaldo also resigned during today's meeting. In order to reinstate the legal number of its members, the Board resolved to appoint Pietro Modiano, Francesco Micheli, Paolo Maria Grandi and Lino Moscatelli who, at the end of the meeting, left his position as General Manager.

2007 CONSOLIDATED PROFIT AND LOSS ACCOUNT

**The gross total income** increased by 7.6% compared to the same period of the previous year, reaching 1,080 million euro.

- Within this total, the **net interest margin** increased to 712 million (+24.3%), mainly due to the growth in business volumes and a moderate broadening of the interest spread (from 2.75% to 2.83%). Net of the change in the scope of consolidation, net interest margin was up by 15.2%;
- **Net commissions** rise to 232 million euro (+4.5%) mainly due to the consolidation of Centro Leasing Banca and to the influence of the assets under management *bancassurance* sector. The commission expenses reclassification criteria regarding products with a significant insurance content was changed during the year and those expenses are now included under *income from the insurance business.* Net of this change, commissions are almost flat (-1.3%);
- In comparison with the 2006 results, the total **dividends and profits from shareholdings** of 39 million euro (-43,5%) was affected by the full consolidation of Centro Leasing Banca, its subsidiaries and Centro Factoring which last year were consolidated with the equity method (5 million euro contribution) while today line-by-line, and also by the lack of dividend from the Sanpaolo IMI shareholding (about 5 million euro in 2006), and by the lower contribution of the subsidiary Findomestic Banca (35 million against 53 million in 2006) which was mainly due to the increase in its tax rate following changes to IRES and IRAP [Italian taxes] rates as a result of the 2008 Finance Act;
- The **result of the financial assets and liabilities** fell by 37.7% to 33 million euro mainly following a reduction in trading profits, basically, a result of the difficult market trends and the minor capital gains from the available for sale (AFS) portfolio, as compared to last year;

If the amounts, as at 31 December 2007, were adjusted to exclude the AFS profits described above, the effects from the reclassification of the costs and revenues of the supplementary pension funds (FIP), and the change in the scope of the consolidation, the gross total income would be up by 3.7%.

The 986 million **total income** grew by 3.5% in spite of net value adjustments to loans and other financial assets for 94 million euro compared to 51 million euro in 2006. Calculated on a homogeneous scope of consolidation base, total income would be essentially stable (0.4%).

**Operating expenses** of 601 million euro are slightly up by 1.2%; however, they would be down by 2.9% if they were considered net of the effects of the change in the scope of consolidation. In detail, personnel expenses fell to 385 million (-

3.8%) partly due to charging to the profit and loss account the excess staff termination pay of 23 million euro, including tax, following the application of new laws governing this provision. Worthy of note among the *current expenses* (+13.4% to 169 million) is the increase in the "management of property and plants" component (+16.0% to 29 million) regarding development and restructuring of the branch network and the increase in the "professional costs" (+68.4% to 32 million) related in part to the costs classification for professional services provided by the subsidiary Infogroup (previously included in the *personnel expenses*).

**Income from current operations including taxes** improved by 21.4% to 380 million euro as a result of the smaller provisions for risks and charges (-31.3% to 22 million), which included allocations for the renewal of the national labour contract in 2006, and of the increase in the item *other revenues from current operations* that benefited from about 17 million euro resulting from the application of the IFRS 3 to the change in the scope of the consolidation.

The **consolidated net profit** amounts to 185 million euro, dropping by 31.7% compared to 2006. As previously mentioned, excluding the effects of the non-recurring transactions of 2006 and notwithstanding the great increase of the item *income taxes* (+42.3%) partly due to the 11 million charge following the changes to IRES and IRAP rates as a result of the 2008 Finance Act, the consolidated net profit rose by 6.9%.

---

The Group's **ROE**, which is calculated by comparing 2007 profit to the weighted average shareholders' equity for the period 31.12.2006 – 31.12.2007 and excluding the profit being earned, equals 11.9% (12.8% as at 31 December 2006 excluding the profit from non-recurring transactions). The **shareholders' equity** increased by about 89 million euro during the year going from 1,621 to 1,710 million (+5,5%).

The **cost/income**[3] ratio fell to 55.6% from 59.1% in 2006.

Il **regulatory capital** grew by 6.9% up to 2,209 million euro. Within this, the tier I capital amounts to 1,441 million giving a Tier 1 ratio of 5.26% when compared with the total risk-weighted assets (27,385 million). The total capital ratio at year end was 8.24%, the solvency ratio 8.46%.

2007 CONSOLIDATED BALANCE SHEET

**Net loans to customers** amounted to 20,385 million, up 39.4% from 2006 (+8.5% net of the change of the scope of consolidation), benefiting in particular from the strong performance of the mortgage loans sector (+18.2% to 8,680 million).

As regards the quality of the loan portfolio, the implementation of prudential provision policies led to an increase in the cover ratio of *non-performing loans* (at 54.2%), and *watchlisted and restructured loans* (at 22.8%). However, the widening of the scope of consolidation led to a significant increase in impaired loans, principally due to Centro Factoring's *expired loans/loans overdue for more than 180 days*. These include, however, the cash advances against invoices debited to the Public Administration which are normally paid after that expiry term. Excluding the Centro Factoring overdue loans described above, the overall 31.8% cover ratio of doubtful loans (-4.1 percentage points), as at 31 December 2007, would have been up to 39.2% (+3.3 percentage points).

**Total funding** amounts to 40,421 million euro at the end of 2007, up 3.9% from the beginning of the year. The *direct* component (18,572 million) is up 9.2%, mainly thanks to the increase in the bond sector (+22.3% to 6,536 million), also influenced by the full consolidation of Centro Leasing Banca, while the *indirect* component is essentially stable at 21,849 million (-0.3%) with similar trends for both the *under custody* portion and the *under management* portion.

PERFORMANCE OF BUSINESS SECTORS

As described above, the Group's 2007 consolidated net income decreased because of the 2006 non-recurring transactions, which are accounted within the *Corporate Center* line in the table below. The best results were achieved in the *retail, finance*, and *wealth management* sales areas.

| | 2007 | 2006 | Change |
|---|---|---|---|
| **Retail** | | | |
| Net profit | **146** | 138 | **5.8%** |
| Average allocated capital | **579** | 584 | **-0.9%** |
| Profitability | **25.2%** | 23.6% | **1.6 pp** |
| Cost/income | **61.4%** | 66.0% | **-4.6 pp** |
| **Corporate and Private Bkg.** | | | |
| Net profit | **39** | 49 | **-20.4%** |
| Average allocated capital | **362** | 276 | **31.2%** |
| Profitability | **10.8%** | 17.8% | **-7.0 pp** |
| Cost/income | **43.1%** | 39.8% | **3.4 pp** |
| **Finance** | | | |
| Net profit | **22** | 16 | **37.5%** |
| Average allocated capital | **97** | 103 | **-5.8%** |
| Profitability | **22.7%** | 15.5% | **7.1 pp** |
| Cost/income | **22.7%** | 36.4% | **-13.6 pp** |
| **Wealth Management** | | | |
| Net profit | **35** | 34 | **2.9%** |
| Average allocated capital | **81** | 83 | **-2.4%** |
| Profitability | **43.2%** | 41.0% | **2.2 pp** |
| Cost/income | **24.2%** | 24.6% | **-0.4 pp** |
| **Leasing & Factoring** | | | |
| Net profit | **18** | n.a. | --- |
| Average allocated capital | **232** | n.a. | --- |
| Profitability | **7.8%** | n.a. | --- |
| Cost/income | **37.7%** | n.a. | --- |
| **Corporate Centre** | | | |
| Net profit | **-38** | 66 | **n.s.** |
| Average allocated capital | **544** | 776 | **-29.9%** |
| Profitability | **-7.0%** | 8.5% | **n.s.** |
| Cost/income | **575.0%** | 90.5% | **n.s.** |

*Amounts in millions. The amount of net profit includes minority interests.*

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

## SALES ACTIVITIES

During 2007, the Group achieved significant sales results confirming its position in the reference market and increasing its client base by 8,000 units. These results were achieved by focusing our attention on the requirements of different customer segments, focusing on the development of new business areas, and increasing customer contacts.

*The retail market*

The private customer sales activities during the year focused on improving the ability to acquire new customers, reducing customer loss rates, supporting the growth of important business areas such as insurance policies, pension schemes, and loans among other things. In order to prevent customer loss, a new retail attrition score was implemented which improves prediction levels and permits intervention when business relations begin to decrease/fail.
As regards investment products, 64 bond issues were placed in 2007 for a total of 1,064 million euro, with a significant increase compared to the previous year (+16%). In the insurance sector, about 684 million euro were collected in gross premiums at Group level (+13% compared to 2006). New products during the year mainly concentrated on BRANCH III high insurance content products (88% between Index and Unit-linked). "Personal" insurance risk policies performed consistently well throughout the year (health, death, accident coverage, and tort liability) in addition to the loan related loss or damage policies (+60% compared to 2006 year end).

*The corporate market*

In the corporate market, sales initiatives focused on consolidating the Group's role as reference banking partner, aiming at increasing its market share in loans and increasing revenue from services.
In addition, with a view towards increasing its standing in the agricultural sector and optimising sales effectiveness, an Agricultural Corporate Centre was established in July with a high level specialised structure. Its main office is in Florence, and it has three branches located in the bank's business territory.
There were numerous initiatives in the various components of the corporate finance sector, offering innovative solutions to support and add to traditional financing services.

*The private-banking market*

In 2007 the main activities in the private-banking market involved the development of the range of product, completion of the technological platforms, and increase in the territorial coverage, with the double objective of improving the quality of the service offered and increasing customer numbers. As regards new products, noteworthy is the establishment of the "*Private* Scelta Esclusiva" policy, a capital investment solution that combines the benefits of succession and tax planning with highly effective investment method granted by a highly personalised asset portfolio thanks to the establishment of a reserved insurance fund. The asset under management product offer was improved thanks to greater flexibility of some of its products which meet high risk-profile customer requirements.

Florence, 3 March 2008

**In accordance with paragraph 2, art. 154 *bis* of the Consolidated Finance Act, the Manager in charge of drafting the company accounting statements, Egidio Mancini, declares that the accounting data contained in this notification corresponds with the accounting records, journals and ledgers.**

## Reclassified consolidated income statement

(Euro million)

| Bank of Italy code | ITEMS | 31 Dec. 2007 | 31 Dec. 2006 | Change | Change % |
|---|---|---|---|---|---|
| 30 | **Interest margin** | 711 | 570 | 141 | 24,7% |
| 90 | Hedging result | 1 | 3 | -2 | -66,7% |
| | | | | 0 | |
| | **Net interest margin** | 712 | 573 | 139 | 24,3% |
| 60 | Net commisions | 232 | 222 | 10 | 4,5% |
| 220 (parts of) | Recoveries on deposits and current accounts | 61 | 63 | -2 | -3,2% |
| 70, 240, 270 (parst of) | Dividends and financial transaction gains - net | 39 | 69 | -30 | -43,5% |
| 80, 100 | Result of financial assets and liabilities | 33 | 53 | -20 | -37,7% |
| 110, 150, 160 | Net result of insurance operations | 3 | 24 | -21 | -87,5% |
| | **Gross total income** | 1.080 | 1.004 | 76 | 7,6% |
| 130 | Value adjustments to loans and other financial assets | -94 | -51 | -43 | 84,3% |
| | **Total income** | 986 | 953 | 33 | 3,5% |
| | Administrative expenses: | -601 | -594 | -7 | 1,2% |
| 180 a) | - Staff costs | -385 | -400 | 15 | -3,8% |
| 180 b) | - Other administrative expenses | -222 | -201 | -21 | 10,4% |
| 200, 210 | - Value adjustments to property, plant, equipment and intangible assets | -42 | -42 | 0 | 0,0% |
| 220 (parts of) | - Other net operating income (expense recoveries) | 48 | 49 | -1 | -2,0% |
| | **Net operating income** | 385 | 359 | 26 | 7,2% |
| 190 | Provisions for risks and charge | -22 | -32 | 10 | -31,3% |
| 220 (parts of) | Other costs and revenues from ordinary activities | 17 | -14 | 31 | n.s. |
| 250, 270, 310 | | | | | |
| | **Income from current operations before taxes** | 380 | 313 | 67 | 21,4% |
| 100 (parts of) | Income from extraordinary operations | 0 | 101 | -101 | -100,0% |
| 290 | Income taxes | -158 | -111 | -47 | 42,3% |
| 330 | Minority interests | -37 | -32 | -5 | 15,6% |
| | **Net income** | 185 | 271 | -86 | -31,7% |

# Reclassified consolidated balance sheet

(Euro million)

| Bank of Italy code | ASSETS | 31 Dec. 2007 | 31 Dec. 2006 | Change % |
|---|---|---|---|---|
| 10 | **Cash and cash on hand** | **272** | **230** | **18,3%** |
| | **Financial assets** | **26.908** | **21.687** | **24,1%** |
| | Amounts receivable | 21.637 | 16.300 | 32,7% |
| 60 | - amounts owing by banks | 1.252 | 1.672 | -25,1% |
| 70 | - customer loans | 20.385 | 14.628 | 39,4% |
| | Negotiable securities | 5.260 | 5.380 | -2,2% |
| 20 | - financial assets held for trading | 200 | 546 | -63,4% |
| 30 | - financial assets valued at fair value | 1.703 | 1.531 | 11,2% |
| 40 | - financial assets available for sale | 3.357 | 3.303 | 1,6% |
| 80 | Hedging derivatives | 11 | 7 | 57,1% |
| | **Non-current assets** | **1.371** | **1.256** | **9,2%** |
| 100 | Shareholdings | 382 | 476 | -19,7% |
| 120, 130 | Property, equipment and intangible assets | 989 | 780 | 26,8% |
| 140 | **Tax assets** | **186** | **188** | **-1,1%** |
| 110 + 160 | **Other assets** | **423** | **366** | **15,6%** |
| | Total assets | 29.160 | 23.727 | 22,9% |

| Bank of Italy code | Liabilities | 31 Dec. 2007 | 31 Dec. 2006 | Change % |
|---|---|---|---|---|
| | **Financial liabilities** | **23.778** | **18.953** | **25,5%** |
| | Accounts payable | 22.797 | 17.774 | 28,3% |
| 10 | - amounts owing to banks | 4.281 | 816 | 424,6% |
| 20 | - customer deposits | 11.980 | 11.389 | 5,2% |
| 30 | - outstanding securities | 6.536 | 5.569 | 17,4% |
| 40 | Financial liabilities held for trading | 56 | 51 | 9,8% |
| 50 | Financial liabilities valued at fair value | 889 | 1.099 | -19,1% |
| 60 | Hedging derivatives | 36 | 29 | 24,1% |
| | Liabilities connected to assets sold but not written off | 0 | 615 | -100,0% |
| 100 (parts of) | **Agreements for re-purchase of own equity compone** | **123** | **165** | **-25,5%** |
| 80 | **Tax liabilities** | **70** | **74** | **-5,4%** |
| | **Funds with specific destinations** | **439** | **448** | **-2,0%** |
| 110 | **Staff temination pay** | 156 | 180 | -13,3% |
| 120 | Provision for risks, charges and pension funds | 283 | 268 | 5,6% |
| 130 | Actuarial reserves | **1.901** | **1.547** | **22,9%** |
| **90 and 100** (parts of) | Other liabilities | **938** | **775** | **21,0%** |
| 210 | Minority interests | **201** | **144** | **39,6%** |
| **from 140 to 200, 220** | Shareholders' equity | **1.710** | **1.621** | **5,5%** |
| | Total liabilities | 29.160 | 23.727 | 22,9% |

## CONSOLIDATED PROFIT & LOSS ACCOUNT - Regulatory statements

*(million euro)*

| | Items | 31 Dec. 2007 | 31 Dec. 2006 |
|---|---|---|---|
| **10.** | Interest earned and similar income | 1.271.221 | 887.562 |
| **20.** | Interest expense and similar charges | (560.681) | (317.871) |
| **30.** | **Interest margin** | **710.540** | **569.691** |
| **40.** | Commissions earned | 299.193 | 285.326 |
| **50.** | Commissions expense | (66.700) | (63.826) |
| **60.** | **Net comissions** | **232.493** | **221.500** |
| **70.** | Dividend and similar income | 5.716 | 12.158 |
| **80.** | Net result from trading | 21.983 | 38.265 |
| **90.** | Net result from hedging | 1.462 | 3.410 |
| **100.** | Gains/(losses) from sale or repurchase of: | 10.558 | 115.791 |
| | *a) loans* | (28) | 0 |
| | *b) financial assets available for sale* | *3.239* | *112.718* |
| | *d) financial liabilities* | *7.347* | *3.073* |
| **120.** | **Net banking revenues** | **982.752** | **960.815** |
| **130.** | Value (adjustments)/write-backs for worsening of: | (94.204) | (51.336) |
| | *a) loans* | *(89.509)* | *(47.978)* |
| | *b) financial assets available for sale* | *(533)* | *(1.386)* |
| | *d) other financial transactions* | *(4.162)* | *(1.972)* |
| **140.** | **Net result from financial activities** | **888.548** | **909.479** |
| **110.+ 150.+160.** | Net results from insurance activities (**) | 2.852 | 24.069 |
| **170.** | **Net result from financial and insurance activities** | **891.400** | **933.548** |
| **180.** | Administrative expenses: | (607.056) | (601.259) |
| | *a) staff costs* | *(384.634)* | *(400.054)* |
| | *b) other administrative expenses* | *(222.422)* | *(201.205)* |
| **190.** | Provisions for risks and charges, net | (22.259) | (32.216) |
| **200.** | Value (adjustments)/write-backs to property and equipment | (25.254) | (24.007) |
| **210.** | value (adjustments)/write-backs to intangible assets | (16.699) | (17.322) |
| **220.** | Other operating (expense)/income | 101.296 | 95.093 |
| **230.** | **Operating costs** | **(569.972)** | **(579.711)** |
| **240.** | Gains/(losses) from equity investments | 54.528 | 56.812 |
| **250.** | Net result of measurement of property and equipment and intangible assets at fair value | 1.451 | 1.195 |
| **270.** | Gains/(losses) from sale of investment | 2.288 | 1.904 |
| **280.** | **Gains/(losses) from current operations, including taxes** | **379.695** | **413.748** |
| **290.** | Income taxes for the year on current operations | (157.659) | (111.184) |
| **300.** | **Gains/(losses) from current operations, net of taxes taxes** | **222.036** | **302.564** |
| **320.** | **Net profit/(loss)** | **222.036** | **302.564** |
| **330.** | Minority interest net profit/(loss) | (36.629) | (31.497) |
| **340.** | **Parent company net profit/(loss)** | **#RIF!** | **271.067** |

**CONSOLIDATED BALANCE SHEET - Regulatory statements**
*(Euro million)*

| | Assets | 31 Dec.2007 | 31 Dec. 2006 |
|---|---|---|---|
| 10. | Cash and cash on hand | 271.503 | 230.321 |
| 20. | Financial assets held for trading | 200.343 | 546.171 |
| 30. | Financial assets measured at fair value | 1.703.230 | 1.531.303 |
| 40. | Financial assets available for sale | 3.356.819 | 3.302.955 |
| 60. | Amounts owing by banks | 1.251.995 | 1.672.178 |
| 70. | Customer loans | 20.385.481 | 14.627.955 |
| 80. | Hedging derivatives | 10.545 | 6.829 |
| 100. | Equity investments | 382.247 | 476.083 |
| 110. | Technical reserves due from reinsurers | 171 | 195 |
| 120. | Property and equipment | 649.111 | 445.750 |
| 130. | Intangible assets | 340.309 | 334.228 |
| | of which: - goodwill | 321.898 | 318.053 |
| 140. | Tax assets | 186.024 | 188.037 |
| | *a) current* | *86.982* | *98.809* |
| | *b) deferred* | *99.042* | *89.228* |
| 160. | Other assets | 422.619 | 365.075 |
| | **Total assets** | **29.160.397** | **23.727.080** |

| | Liabilities | 31 Dec.2007 | 31 Dec. 2006 |
|---|---|---|---|
| 10. | Amounts owing to banks | 4.281.110 | 816.012 |
| 20. | Customer deposits | 11.980.148 | 11.389.487 |
| 30. | Outstanding securities | 6.536.031 | 5.569.033 |
| 40. | Financial liabilities held for trading | 55.671 | 50.657 |
| 50. | Financial liabilities measured at fair value | 889.220 | 1.098.789 |
| 60. | Hedging derivatives | 35.839 | 28.974 |
| 80. | Tax liabilities | 69.747 | 73.615 |
| | *a) current* | *24.147* | *49.287* |
| | *b) deferred* | *45.600* | *24.328* |
| 100. | Other liabilities | 1.060.838 | 940.346 |
| 110. | Provision for staff termination pay | 156.061 | 180.100 |
| 120. | Provision for risk and charges | 282.926 | 267.815 |
| | *a) Provisions for pensions and similar obligations* | *197.185* | *191.689* |
| | *b) other provision* | *85.741* | *76.126* |
| 130. | Actuarial reserves | 1.901.272 | 1.547.241 |
| 140. | Valuation reserves | (28.995) | (12.074) |
| 170. | Reserves | 623.510 | 433.416 |
| 180. | Share premiums | 102.209 | 101.310 |
| 190. | Share capital | 828.753 | 827.307 |
| 210. | Minority interest (+/-) | 200.650 | 143.985 |
| 220. | Parent company net profit/(loss) (+/-) | 185.407 | 271.067 |
| | **Total liabilities and equity** | **29.160.397** | **23.727.080** |

## PARENT COMPANY PROFIT & LOSS ACCOUNT - Regulatory statements

*(Euro million)*

| | Items | 31 Dec. 2007 | 31 Dec. 2006 |
|---|---|---|---|
| 10. | Interest earned and similar income | 772.697.804 | 590.569.640 |
| 20. | Interest expense and similar charges | (391.124.959) | (250.441.925) |
| **30.** | **Interest margin** | **381.572.845** | **340.127.715** |
| 40. | Commissions earned | 187.538.113 | 189.223.391 |
| 50. | Commissions expense | (27.090.912) | (23.812.513) |
| **60.** | **Net comilssions** | **160.447.201** | **165.410.878** |
| 70. | Dividend and similar income | 79.720.966 | 83.247.569 |
| 80. | Net result from trading | 17.428.480 | 25.603.664 |
| 90. | Net result from hedging | 411.973 | 1.719.534 |
| 100. | Gains/(losses) from sale or repurchase of: | 8.153.108 | 113.933.653 |
| | *b) financial assets available for sale* | *5.599.799* | *110.792.213* |
| | *d) financial liabilities* | *2.553.309* | *3.141.439* |
| **120.** | **Net banking revenues** | **647.734.573** | **730.043.013** |
| 130. | Value (adjustments)/write-backs for worsening of: | (56.537.884) | (43.714.166) |
| | *a) loans* | *(53.832.373)* | *(41.290.807)* |
| | *b) financial assets available for sale* | *(38.930)* | *(963.752)* |
| | *d) other financial transactions* | 2.666.581 | (1.459.607) |
| **140.** | **Net result from financial activities** | **591.196.689** | **686.328.847** |
| 150 | Administrative expenses: | (408.710.771) | (427.407.631) |
| | *a) staff costs* | *(235.413.505)* | *(261.904.067)* |
| | *b) other administrative expenses* | *(173.297.266)* | *(165.503.564)* |
| 160 | Provisions for risks and charges, net | (13.242.198) | (20.867.090) |
| 170 | Value (adjustments)/write-backs to property and equipment | (12.990.178) | (12.760.200) |
| 180 | value (adjustments)/write-backs to intangible assets | (11.855.491) | (12.953.337) |
| 190 | Other operating (expense)/income | 82.769.640 | 75.072.023 |
| **200** | **Operating costs** | **(364.028.998)** | **(398.916.235)** |
| 210 | Gains/(losses) from equity investments | 1.826.155 | |
| 220 | Net result from fair value valuation of tangible and intangible assets | 517.703 | 1.244.544 |
| 240 | Gains/(losses) from sale of investment | 201.833 | 1.729.361 |
| **250** | **Gains/(losses) from current operations, including taxes** | **229.713.382** | **290.386.517** |
| 260 | Income taxes for the year on current operations | (79.499.622) | (56.237.950) |
| **270** | **Gains/(losses) from current operations, net of taxes taxes** | **150.213.760** | **234.148.567** |
| 280 | Income from assets whose sale is pending (after taxes) | | 6.190.055 |
| **290** | **Net profit/(loss)** | **150.213.760** | **240.338.622** |

## PARENT COMPANY BALANCE SHEET - Regulatory statements

*(Euro million)*

| | Assets | 31 Dec. 2007 | 31 Dec. 2006 |
|---|---|---|---|
| 10. | Cash and cash on hand | 170.339.938 | 143.745.481 |
| 20. | Financial assets held for trading | 95.932.641 | 78.740.701 |
| 40. | Financial assets available for sale | 2.172.640.793 | 1.942.846.280 |
| 60. | Amounts owing by banks | 1.988.921.344 | 1.706.474.652 |
| 70. | Customer loans | 10.995.585.806 | 10.150.322.368 |
| 80. | Hedging derivatives | 2.990.780 | 4.022.411 |
| 100. | Equity investments | 1.060.003.016 | 904.045.360 |
| 110, | Property and equipment | 246.268.717 | 251.822.206 |
| 120, | Intangible assets | 99.980.734 | 97.703.882 |
| | of which:<br>- goodwill | 88.866.893 | 87.079.627 |
| 130, | Tax assets | 83.802.673 | 93.476.862 |
| | *a) current* | *31.596.426* | *29.977.027* |
| | *b) deferred* | *52.206.247* | *63.499.835* |
| 140, | Non-current assets and assets whose sale is pending | #RIF! | 153.761.875 |
| 150, | Other assets | 317.516.185 | 255.194.462 |
| | **Total assets** | **#RIF!** | **15.782.156.540** |

| | Liabilities | 31 Dec. 2007 | 31 Dec. 2006 |
|---|---|---|---|
| 10. | Amounts owing to banks | 2.024.645.316 | 1.028.892.227 |
| 20. | Customer deposits | 8.246.312.641 | 8.026.109.282 |
| 30. | Outstanding securities | 4.405.786.090 | 4.143.586.563 |
| 40. | Financial liabilities held for trading | 56.074.256 | 50.416.619 |
| 60. | Hedging derivatives | 33.532.263 | 27.446.718 |
| 80. | Tax liabilities | 10.878.869 | 41.570.857 |
| | *a) current* | | *30.588.772* |
| | *b) deferred* | *10.878.869* | *10.982.085* |
| 90, | Liabilities connected to businesses whose sale is pending | | 149.410.979 |
| 100. | Othe liabilities | 612.774.474 | 521.778.792 |
| 110. | Provision for staff termination pay | 103.660.000 | 129.539.647 |
| 120. | Provision for risk and charges | 201.849.941 | 196.884.411 |
| | *a) Provisions for pensions and similar obligations* | *147.689.913* | *143.053.615* |
| | *b) other provision* | *54.160.028* | *53.830.796* |
| 130, | Valuation reserves | (27.654.503) | (12.405.802) |
| 160, | Reserves | 484.947.817 | 309.970.853 |
| 170, | Share premiums | 102.208.970 | 101.309.810 |
| 180, | Share capital | 828.752.733 | 827.306.961 |
| 200, | Net profit/(loss) (+/-) | 150.213.760 | 240.338.623 |
| | **Total liabilities and equity** | **17.233.982.627** | **15.782.156.540** |

**CONSOLIDATED PROFIT & LOSS ACCOUNT**

**Reconciliation Table: Reclassified P&L Account / P&L Account** (Bank of Italy version)

| Reclassified Items | Bank of Italy items | Notes |
|---|---|---|
| "Interest margin" | 30 - "Interest margin" | |
| "Net result from hedging" | 90 - "Net result from hedging" | |
| | **Net interest margin** | |
| "Net commissions" | 60 - "Net commissions" | |
| "Recoveries on deposits and current accounts" | A part of item 220 - "Other operating income" (expense recoveries) | See "Notes to the consolidated financial statements - Part C, section 15, table 2": item "Expenses recovered on deposits and current accounts " |
| "Dividends and income from shareholdings valued at equity" | 70 -"Dividend and similar income"<br>240 - "Shareholdings income (losses)" | |
| "Gain (losses) from sale or repurchase of financial assets and liabilities" | 80 - "Net result from trading"<br>100 - "Gain (losses) from sale or repurchase of loans, financial assets and liabilities" | |
| "Net result from the insurance activity" | 110 - "Net result of the financial assets and liabilities valued at fair value"<br>150 - "Net premiums"<br>160 - "Net other income from insurance activities" | |
| | **Gross total income** | |
| "Net value adjustments to loans and other financial assets" | 130 - "Net value adjustments to:<br>*130a - loans*<br>*130b - Available for sale financial assets (AFS)*<br>*130c - Held to maturity financial assets (HTM)*<br>*130d - Other financial transactions"* | |
| | **Total income** | |
| "Staff costs" | 180a - "Staff costs" | |
| "Other administrative expenses" | 180b - "Other administrative expenses" | |
| "Net value adjustments to tangible/intangible assets" | 200 - "Net value adjustments to tangible assets"<br>210 - "Net value adjustments to intangible assets" | |
| "Other operating income (expense recoveries) | A part of item 220 - "Other operating income (expenses)" | See "Notes to the consolidated financial statements - Part C, section 15, table 2: sum of "Expenses recovered from customers" |
| | **Net operating profit** | |
| "Provisions for risks and charges" | 190 - "Net provisions for risks and charges" | |
| "Other operating income (expenses)" | A part of item 220 - "Other operating income (expenses)"<br>250 - "Net result of tangible/intangible assets valued at fair value"<br>270 - "Gain (losses) from sale of investment"<br>310 - "Gain (losses) from activities whose sale is pending" | 220 - See "Notes to the consolidated financial statements - Part C, section 15: sum of Table 1 and residual of Table 2 |
| | **Income from current operations before taxes** | |
| "Income taxes" | 290 - "Income taxes on current operations" | |
| "Minority interests" | 330 - "Minority interests net profit (loss)" | |
| | **Parent Company net income** | |

**CONSOLIDATED BALANCE SHEET**

**Reconciliation Table: Reclassified Balance Sheet / Balance Sheet** (Bank of Italy version)

| ASSETS | | |
|---|---|---|
| **Reclassified Items** | **Bank of Italy Items** | **Notes** |
| **"Cash and cash on hand"** | 10 - "Cash and cash on hand" | |
| **"Financial assets"** | | |
| "Amounts owing by banks" | 60 - "Amounts owing by banks" | |
| "Customer loans" | 70 - "Customer loans" | |
| "Financial assets held for trading" | 20 - "Financial assets held for trading" | |
| "Financial assets valued at fair value" | 30 - "Financial assets valued at fair value" | |
| "Financial assets available for sale" | 40 - "Financial assets available for sale" | |
| "Hedging derivatives" | 80 - "Hedging derivatives" | |
| **"Non-current assets"** | | |
| "Shareholdings" | 100 - "Shareholdings" | |
| "Property, equipment and intangible assets" | 120 - "Property and equipment"<br>130 - "Intangible assets "<br>a) "Goodwill" | |
| **"Tax assets"** | 140 - "Tax assets"<br>a) "Current"<br>b) "Anticipated" | |
| **"Other assets"** | 160 - "Other assets" | |

| LIABILITIES | | |
|---|---|---|
| **Reclassified Items** | **Bank of Italy Items** | **Notes** |
| **"Financial liabilities"** | | |
| "Customer deposits" | 20 - "Customer deposits" | |
| "Outstanding securities" | 30 - "Outstanding securities" | |
| "Amounts owing to banks" | 10 - "Amount owing to banks" | |
| "Financial liabilities held for trading" | 40 - "Financial liabilities held for trading" | |
| "Financial liabilities valued at fair value" | 50 - "Financial liabilities valued at fair value" | |
| "Hedging derivatives" | 60 - "Hedging derivatives" | |
| **"Agreements for re-purchase of own equity components"** | A part of item 100 - "Other liabilities" | It represents the value of the put options granted to minority shareholders |
| **"Tax liabilities"** | 80 - "Tax liabilities"<br>a) "Current"<br>b) "Deferred" | |
| **"Funds with specific destinations"** | | |
| "Staff termination pay" | 110 - "Staff termination pay" | |
| "Provisions for risks, charges and pension funds" | 120 - "Provisions for risks and charges"<br>a) "Pensions and similar obligations"<br>b) "Other provisions" | |
| **"Actuarial reserves"** | 130 - "Actuarial reserves" | |
| **"Other liabilities"** | 90 - "Liabilities connected to activities whose sale is pending"<br>A part of item 100 - "Other liabilities" | Item 100 less what within item "Agreements for re-purchase of own equity components" |
| **"Minority interests"** | 210 - "Minority interest (+/-)" | |
| **"Shareholders' equity"** | 140 - "Valuation reserves"<br>150 - "Refundable shares"<br>160- "Capital instruments"<br>170 - "Reserves"<br>180 - "Share premium"<br>190 - "Sharecapital"<br>200 - "Own shares (-)"<br>220 - "Income (loss) for the year (+/-)" | |

**BANCA CR FIRENZE**



Comunicato stampa

# APPOINTED THE CHIEF EXECUTIVE OFFICER AND THE GENERAL MANAGER OF BANCA CR FIRENZE

The Board of Directors of Banca CR Firenze, chaired by Aureliano Benedetti, which convened today at 3 P.M., acknowledged the resignation of the General Manager, Lino Moscatelli, which had been announced this morning at the end of the first Board of Directors' meeting, and also appointed to the post the new General Manager Luciano Nebbia, a former Intesa Sanpaolo Area Manager for the Milan province of "Banca dei Territori". The Board of Directors which met in the afternoon resolved to appoint as new member of the Board Lino Moscatelli.

To meet the requirements imposed by the new company structure and by the mission in Central Italy of Banca CR Firenze, a *subholding* governing its shareholdings, the Board of Directors also proceeded to appoint Lino Moscatelli to the post of Chief Executive Officer of Banca CR Firenze, providing him with the necessary authorisations to oversee the integration process of Banca CR Firenze in the Intesa Sanpaolo group.

During this morning's Board meeting, Giuseppe Spadafora had resigned as member of the Executive Committee. The Board of Directors which convened in the afternoon acknowledged his resignation and, thereafter, resolved the Executive Committee would comprise of 5 members. Hereafter the five members appointed to the Executive Committee today: Aureliano Benedetti, Chairman, Piero Antinori, Deputy Chairman, Massimo Mattera, Giuseppe Morbidelli and also the newly-appointed Chief Executive Officer, Lino Moscatelli.

Florence, 3 March 2008

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

# BANCA CR FIRENZE

Press release

## MODIFICATION OF THE SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

On february 29th, 2008, 63,284 new shares have been subscribed and fully paid up.

The new composition of the company share capital is set forth hereunder:

| | PRESENT SHARE CAPITAL | | | PREVIOUS SHARE CAPITAL | | |
|---|---|---|---|---|---|---|
| | ***Euro*** | ***Number of shares*** | ***Face value*** | ***Euro*** | ***Number of shares*** | ***Face value*** |
| Total<br>*of which* | 828,836,017.00 | 828,836,017 | 1.00 | 828,772,733.00 | 828,772,733 | 1.00 |
| Ordinary shares<br>*(full entitlement)*<br>*Coupon n° 2* | 828,836,017.00 | 828,836,017 | 1.00 | 828,772,733.00 | 828,772,733 | 1.00 |

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on March 3rd, 2008.

Florence, March 3rd, 2008

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

# BANCA CR FIRENZE

# CASSA DI RISPARMIO DI FIRENZE
***Società per Azioni***

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 828,724,733.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

**Articles of Association**
Last update on 17 January 2008

**Amendments to the text of the Article 5**
**following the exercise of stock options**

**Article 1 – Name**

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

**Article 2 – Registered Office**

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

**Article 3 – Duration**

The Company's duration shall be until 31 December 2100. This term may be extended.

**Article 4 - Purpose of the Company**

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

**Article 5 - Registered capital**

The share capital shall be **Euro 828,752,733.00** divided into **828,752,733 shares** of a nominal value of Euro 1.00 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

Among all the operations executed by the Board of Directors, in accordance with article 2443 of the Civil Code and on the basis of the mandate it received from the General Shareholders' Meeting of 27 March 2000, on matters pertaining to the "Incentive Stock Plan" reserved to company executives and to executives employed by the other banks in the Group, pursuant to article 2441, paragraph 5, of the Civil Code, only the paid-in share capital increase decided by the Board of Directors on 31 July 2003 remains to be fully completed. To this date, in accordance to the resolutions voted by the General Meeting of Shareholders held on 27 April 2006, a maximum number of 4,080,000 shares of a current nominal value of Euro 1.00 each has been determined and may be subscribed from 1 August 2006 to 1 August 2009. At **16 January 2008**, following the implementation of the above-described operation a **total number of 3,841,184 shares had been issued**.

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

**Article 6 – Shareholders' Meeting**

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings and integrate the agenda provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the daily newspaper *Il Sole 24 Ore* under the terms provided by current

legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

**Article 7 – The right to attend General Meetings**

To attend meetings of the company, it is necessary that, at least two working days prior to the date of the meeting, the Bank receives the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

**Article 8 – Establishment and resolutions of Meetings**

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the

exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

**Article 9 – Board of Directors**

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings or, if a lower percentage, by the different percentage of shares established by Consob Regulations pursuant to art. 147 ter of Italian Legislative Decree 58 of 24 February 1998; shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies,

which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. Also elected Director is the first candidate on this list that proves not to be related, even indirectly, with shareholders presenting or voting upon the list receiving the greater number of votes, in accordance with art. 147 ter, paragraph 3 of Italian Legislative Decree 58 of 24 February 1998. Candidates elected thus shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list and to the first of the remaining lists not related to the majority list, within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

**Article 10 – Board Meetings**

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by a member of the Board of Statutory Auditors..

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

**Article 11 – Directors' remuneration**

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

**Article 12 – Powers of the Board**

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers and divisions specifically foreseen in articles 2505 and 2505 bis, and referred to under article 2506 ter, of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

a) the determination of general management guidelines;

b) the appointment of the General Manager, one or more Deputy General Managers and the Executive responsible for the preparation of financial statements, together with their revocation, removal or termination.

c) the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

d) the purchase and sale of its own shares;

e) the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

f) the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

g) the approval of consolidated financial statements.

h) the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

i) the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third

parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

**Article 13 – Chairman**

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

**Article 14 – Executive Committee**

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

**Article 15 – Board of Auditors**

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether acting or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity, professionalism and independence established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

**Article 16 – Appointment of Board of Auditors**

The Board of Auditors shall be established on the basis of lists presented by shareholders in accordance with the procedures indicated below, and in any event in compliance with the provisions of art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1998 and related enactment measures.

For this purpose, lists of candidates are presented in accordance with terms and methods specified by applicable legal regulations. The lists are divided into two sections, one concerning candidates to the office of auditor, the other concerning candidates to the office of substitute auditor. At least one candidate must be nominated in each section and the names are listed in order by consecutive numbering.

For each candidate, the subsistence or otherwise of the requirements specified in art. 15, paragraph 3 of these articles of association must be indicated, and must be met by at least the first candidate in each section of each list presented. The lists must also be accompanied by documents and information as required by applicable law, and in any event by the declarations from each individual candidate accepting their nomination and confirming, under their own responsibility, that the requirements are met, as prescribed under current law, in order to be appointed to office. Each candidate may be proposed in a single list only, on penalty of ineligibility.

With regard to the minimum shareholding necessary for the presentation of lists, and related documentation to confirm such a holding, the provisions of law and regulations on this matter shall apply, together with the provisions of these articles of association governing the election of the Board of Directors, in particular article 9, paragraph 4 (v).

Any list presented that fails to observe the aforementioned provisions shall be deemed not to have been presented.

Each shareholder, or group of related shareholders, this term intended as those shareholders related under the terms of art. 9, paragraph 4 (iv) or (vii), may not present or vote for more than one list, as individuals or via a third party or trustee. Each shareholder contributing to the presentation of a list may vote upon that list only.

The two candidates from the section of the list that has obtained the greater number of votes, and the first candidate from the section of the first of the remaining lists which obtained the greater number of votes and is not related to the first list, pursuant to art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1997 and related enactment measures shall be elected Statutory Auditors. The first candidate in the section of the list that has obtained the greater number of votes, and the first candidate in the section of the remaining obtaining the greater number of votes and is not related, as specified above, to the first. shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The candidate elected from the list from which, previously, only one acting auditor was elected shall be appointed Chairman. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the minority list, as specified above, will be made from said list and will assume the role of Chairman of the Board of Statutory Auditors.

If only one list is presented, or in any event there exists no other list distinct from that obtaining the greater number of votes, the acting and substitute auditors will be appointed from the first or only list, in the order in which they are listed. The first candidate from the section specific to acting auditors will be appointed Chairman.

For the appointment of acting and substitute auditors which for any reason are not appointed in accordance with procedures as specified above, the Shareholders' Meeting shall decide under the terms of article 8.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by the Shareholders' Meeting under the terms of article 8. If it proves necessary to reintegrate the number of members elected from the minority list, prior to voting the Chairman will exclude from the vote all share quotients represented at the meeting for which the holder is the shareholder, or group of related shareholders pursuant to paragraph 5 above, in possession, also jointly in the case of related shareholders, of the highest share capital holding, calculated on quotients indicated in the list of shareholders, from compulsory communications issued by the shareholders and from any other information available to the Bank.

Shareholdings excluded from the vote pursuant to the above paragraph are in any event taken into account for the purposes of the duly constituted Shareholders' Meeting, but not also for the purpose of the majority required for the approval of Shareholders' Meeting resolutions. .

**Article 17 – Powers to convene meetings**

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors. Each individual auditor may also convene a meeting of the Board of Directors or the Executive Committee.

**Article 18 – Authority for signature and representation of the company**

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

**Article 19- General Manager**

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Subject to approval from the Board of Statutory Auditors, the Board of Directors appoints the executive responsible for the preparation of financial statements pursuant to art. 154 bis, Italian Legislative Decree 58 of 24 February 1998. Subjects called upon to perform such duties are only those subjects with at least three years' experience in management, professional or university teaching activities.

The executive appointed to prepare the financial statements is also appointed manager of an organizational structure which, as part of the Bank organization, must report directly to the General Manager or to direct line managers of the General Manager.

**Article 20 – Financial Statements**

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

**Article 21 – Profit distribution**

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

**Article 22 – Winding-up**

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

**Article 23 – General Provisions**

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.



END